January 20, 2006

via U.S. mail and facsimile to (215) 676-2085

Alan W. Rutherford
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

	RE:	Crown Holdings, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005

		File No. 0-50189

Dear Mr. Rutherford:

      We have reviewed your response letter dated January 9, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

V. Income Taxes, page 56

1.	We note your response to comment 4 in our letter dated
December
30, 2005 and have the following comments.
* Please provide us with the detailed gross deferred tax assets and liabilities you will provide in future filings. Please clarify the nature of the deferred tax assets and liabilities you have historically net and your basis for netting such items.
* We note that the U.S. operations have a history of recent losses and have a cumulative loss over three years and have therefore determined a full valuation allowance was appropriate. Given the significance of your valuation allowance and its impact on your provision for income taxes over the periods presented, please provide us with the expanded disclosures you will provide in future filings with regard to the assumptions used and judgments made in determining your valuation allowance.

2.	We note your response to comment 5 in our letter dated
December
30, 2005.   Please ensure that in future filings your provisions
for
contingent income tax liabilities are not included with deferred income tax liabilities. In this regard, we note that an accrual for a contingent income tax liability under SFAS 5 is not deferred income tax liability as defined by SFAS 109.

W. Segment Information, page 58

3.	We note your response to comment 6 in our letter dated
December
30, 2005 and have the following additional comments.
* Based on your response, we assume that resources are allocated to the countries and geographic regions underlying Americas, Europe and
Asia-Pacific by your regional Presidents. As indicated in paragraph
12 of SFAS 131 we note that the term chief operating decision maker identifies a function and that function is to allocate resources to and assess the performance of the segments of an enterprise. If your regional Presidents allocate resources and assess performance of the countries and geographic regions underlying Americas, Europe and Asia-Pacific, it is unclear to us why your chief operating decision maker would not be a group consisting of your CEO and the regional Presidents. In this regard, we note that your regional Presidents are directly accountable to and maintain regular contact with your CEO.
* Please clarify whether there is discrete financial information available for the countries and geographic regions underlying Americas, Europe and Asia-Pacific and if so tell us why you do not believe these countries and geographic regions meet the definition of an operating segment. If discrete financial information is available for countries and geographic regions underlying Americas, Europe and
Asia-Pacific, please provide us with the last five years` sales and gross profit trends for each country and region and address any inconsistencies in the trends they depict.
* Please provide us with a copy of the report(s) that your CEO regularly reviews. In addition, please also provide us with a copy of the report(s) that your regional Presidents review to make decisions about resources to be allocated and assess performance of the countries and geographic regions underlying Americas, Europe and
Asia-Pacific.







*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 or me at
(202) 551-3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Mr. Alan W. Rutherford
Crown Holdings
January 20, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE